EXHIBIT 12.1

Statement Re:

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	Years Ended December 31,
	1999	2000	2001	2002	2003	2004
						(first six months)
Earnings before provision for income taxes and equity in earnings of unconsolidated affiliate	$63,309	$65,971	$102,197	$71,735	$84,056	$45,414
Interest expense	$1,331	$2,009	$1,493	$2,488	$6,322	$5,860
Earnings available to cover interest expense	$64,640	$67,980	$103,690	$74,156	$90,268	$51,224